Exhibit 99.79

HUDBAY MINERALS INC.

CERTIFICATE

This Certificate is provided pursuant to section 2.20 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”).

The undersigned, being a duly appointed officer of HudBay Minerals Inc. (the “Company”), hereby certifies for and on behalf of the Company, and not in his personal capacity, that:

1.	the Company has arranged to have proxy-related materials for the annual meeting of holders of common shares (the “Common Shares”) of the Company to be held on June 24, 2010 (the “Meeting”) to all beneficial owners of the Common Shares at least 21 days before the date of the Meeting;

2.	the Company has arranged to have carried out all the requirements of NI 54-101 in addition to those described in paragraph 1 above;

3.	the Company is relying on section 2.20 of NI 54-101 to abridge the time period prescribed under sections 2.2(1) and 2.5(1) of NI 54-101.

The terms “proxy-related materials” and “beneficial owners” as used in this Certificate have the respective meanings ascribed thereto in NI 54-101.

Dated this 20th day of May, 2010.

“Patrick Donnelly”
Patrick Donnelly
Assistant Corporate Secretary